Exhibit 99.1

For Immediate Release	March 3, 2009

CHALLENGER ANNOUNCES INITIAL FLOW TEST RESULTS FROM “ENDEAVOUR” WELL
OFFSHORE TRINIDAD

CALGARY, ALBERTA, CANADA — (Marketwire — March 3, 2009) - Challenger Energy Corp. (“Challenger” or “Company”) (TSX.V:CHQ)(NYSE Alternext US: CHQ) announces today that, after extensive preparations, flow testing of the “Endeavour” well offshore Trinidad on Block 5(c) commenced on March 1, 2009.  During the initial flowing period of approximately 16 hours, a peak flow rate of 60.1 MMscf/d was obtained, which is the maximum rate allowed under the testing equipment specifications.  A final flow rate of 56.4 MMscf/d was measured with a 48/64 inch choke with a Flowing Well Head Pressure of 4122psi.  Multiple flow rate testing will be conducted over the next few days.  The well has flowed “dry” natural gas with a gas gravity of approximately 0.584 and approximately 0.3% CO2, with no production of water, condensate or solids during this initial flow period.

It is expected that all operations on the “Endeavour” well will be completed in March, to be followed by the release of the drilling rig.  The data received to date from the “Endeavour” well has enabled the partners to further enhance their understanding of not only this particular well and its related structure, but also the overall development potential of the entire Block 5(c).

In 2008, Challenger announced two separate natural gas discoveries on Block 5(c); in the “Victory” well, announced on January 14, 2008, and, in the “Bounty” well, announced on August 13, 2008.  The information from the three exploration wells drilled on Block 5(c), along with the extensive 3D seismic coverage of Block 5(c) and nearby fields, encourages moving forward with the further appraisal of resources discovered and development planning.

On February 5, 2009, Challenger announced that the Board of Directors appointed a special committee of directors (the “Special Committee”) with a mandate to undertake a process to evaluate the various strategic alternatives, including the sale of the Company, available to the Company. In this regard, the Special Committee has retained Peters & Co. Limited as its financial advisor to assist in the review process.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on exploration on Block 5(c) offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to future production, resource potential and/or reserves, project start-ups and future capital spending, as well as the outcome of proceedings under the Companies’ Creditors Arrangement Act (Canada). Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”.  Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 — 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Attention: Manjeet Dhillon

Phone: (403) 503-8813

Fax: (403) 503-8811

www.challenger-energy.com